UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

WeRide Inc.

(Name of Issuer)

Class A Ordinary Shares**

(Title of Class of Securities)

950915 108**

(CUSIP Number)

Per B. Chilstrom, Esq. Fenwick & West LLP 902 Broadway 18th Floor New York, NY 10010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**CUSIP 950915 108 has been assigned to the American Depositary Shares (each, an “ADS”) of the above-named Issuer, which are quoted on the Nasdaq Stock Exchange under the ticker symbol “WRD.” Each ADS represents three (3) Class A Ordinary Shares, par value USD 0.00001 per share, of the Issuer. No CUSIP has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 950915 108	Page 2 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alliance Ventures B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF	7	SOLE VOTING POWER 34,573,269
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 29,106,810(2)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 34,573,269
PERSON WITH	10	SHARED DISPOSITIVE POWER 29,106,811(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,680,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Alliance Ventures B.V. (“Alliance”), Nissan Motor Co. Ltd. (“Nissan”), Renault s.a.s. (“Renault”) and Renault S.A. (“Renault Parent” and, together with Alliance, Nissan and Renault, the “Reporting Persons”) may be deemed to be part of a group with Tony Xu Han and Yan Li (the “Issuer’s Founders”) pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this initial statement on Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with such persons.
(2)	Represents (A) an aggregate of 18,490,206 Class A ordinary shares, par value USD $0.00001 per share (the “Class A Ordinary Shares”), of WeRide Inc. (the “Issuer”) beneficially owned indirectly by Nissan, over which Nissan is entitled to exercise voting and investment discretion (the “Nissan Allocated Shares”), acting through Alliance pursuant to certain investment agreements entered into from time to time by and among Alliance, Renault, Nissan, and Mitsubishi Motors Corporation (“Mitsubishi”) and (B) an aggregate of 10,616,604 Class A Ordinary Shares beneficially owned indirectly by Renault and Renault Parent, over which Renault is entitled to exercise voting and investment discretion, acting through Alliance (the “Renault Allocated Shares”), pursuant to certain investment agreements entered into from time to time by and among Alliance, Renault, Nissan, and Mitsubishi. Accordingly, Alliance disclaims beneficial ownership of the Nissan Allocated Shares and the Renault Allocated Shares.
(3)	The percentage is calculated based on an aggregate of 768,663,112 Class A Ordinary Shares, as reported by the Issuer in its final prospectus dated October 24, 2024 (the “Prospectus”) and filed with the United States Securities and Exchange Commission (the “Commission”) on October 25, 2024, after giving effect to the Issuer’s recapitalization transactions, initial public offering and concurrent private placements, as described in the Prospectus, on October 28, 2024. For avoidance of doubt, the reported amounts and percentages (i) include the Class A Ordinary Shares underlying the Issuer’s American Depository Shares (“ADSs”), (ii) assume no exercise by the underwriters of their overallotment option in the initial public offering to purchase 1,161,360 additional ADSs representing 3,484,080 Class A Ordinary Shares, and (iii) include the full subscription of the Issuer’s concurrent private placements. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 950915 108	Page 3 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Renault s.a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,616,604(2)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,616,604(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	X(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Persons may be deemed to be part of a group with the Issuer’s Founders pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this initial statement on Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with such persons.
(2)	Represents an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares.
(3)	Excludes (A) an aggregate of 34,573,269 Class A Ordinary Shares beneficially owned directly by Alliance (the “Unallocated Alliance Shares”) and (B) an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares. Accordingly, Renault disclaims beneficial ownership of (i) the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and (ii) the Nissan Allocated Shares.
(4)	The percentage is calculated based on an aggregate of 768,663,112 Class A Ordinary Shares outstanding, as reported by the Issuer in the Prospectus, after giving effect to the Issuer’s recapitalization transactions, initial public offering and concurrent private placements, as described in the Prospectus, on October 28, 2024. For avoidance of doubt, the reported amounts and percentages (i) include the Class A Ordinary Shares underlying ADSs, (ii) assume no exercise by the underwriters of their overallotment option to purchase 1,161,360 additional ADSs representing 3,484,080 Class A Ordinary Shares in the initial public offering, and (iii) include he full subscription of the Issuer’s concurrent private placements. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 950915 108	Page 4 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Renault S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,616,604(2)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,616,604(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,616,604
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	X(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Persons may be deemed to be part of a group with the Issuer’s Founders pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this initial statement on Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with such persons.
(2)	Represents an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares.
(3)	Excludes (A) an aggregate of 34,573,269 Class A Ordinary Shares beneficially owned directly by Alliance (the “Unallocated Alliance Shares”) and (B) an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares. Accordingly, Renault Parent disclaims beneficial ownership of (i) the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and (ii) the Nissan Allocated Shares.

(4)	The percentage is calculated based on an aggregate of 768,663,112 Class A Ordinary Shares outstanding, as reported by the Issuer in the Prospectus, after giving effect to the Issuer’s recapitalization transactions, initial public offering and concurrent private placements, as described in the Prospectus, on October 28, 2024. For avoidance of doubt, the reported amounts and percentages (i) include the Class A Ordinary Shares underlying ADSs, (ii) assume no exercise by the underwriters of their overallotment option to purchase 1,161,360 additional ADSs representing 3,484,080 Class A Ordinary Shares in the initial public offering, and (iii) include the full subscription of the Issuer’s concurrent private placements. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 950915 108	Page 5 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nissan Motor Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 18,490,206(2)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 18,490,206(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,490,206
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	X(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Persons may be deemed to be part of a group with the Issuer’s Founders pursuant to the terms of the Nominating and Support Agreement described in Item 5 of this initial statement on Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with such persons.
(2)	Represents an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares.
(3)	Excludes (A) an aggregate of 34,573,269 Class A Ordinary Shares comprising the Unallocated Alliance Shares and (B) an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares. Accordingly, Nissan disclaims beneficial ownership of (i) the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and (ii) the Renault Allocated Shares.
(4)	The percentage is calculated based on an aggregate of 768,663,112 Class A Ordinary Shares outstanding, as reported by the Issuer in the Prospectus, after giving effect to the Issuer’s recapitalization transactions, initial public offering and concurrent private placements, as described in the Prospectus, on October 28, 2024. For avoidance of doubt, the reported amounts and percentages (i) include the Class A Ordinary Shares underlying ADSs, (ii) assume no exercise by the underwriters of their overallotment option to purchase 1,161,360 additional ADSs representing 3,484,080 Class A Ordinary Shares in the initial public offering, and (iii) include the full subscription of the Issuer’s concurrent private placements. Further, this percentage is calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 950915 108	Page 6 of 15

EXPLANATORY NOTE

This initial statement on Schedule 13D (this “Statement”) is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Alliance Ventures B.V., Renault s.a.s., Renault S.A. and Nissan Motor Co., Ltd. to report their beneficial ownership of more than 5% of the Class A ordinary shares, par value USD $0.00001 per share (the “Class A Ordinary Shares”), of WeRide Inc. (the “Issuer”), including any Class A Ordinary Shares beneficially owned by virtue of their beneficial ownership of sponsored American Depositary Shares (each, an “ADS” or in aggregate, the “ADSs”) of the Issuer which have been registered pursuant to Section 12 of the Exchange Act. All references in this Statement to “Class A Ordinary Shares” include the Class A Ordinary Shares represented by any ADSs beneficially owned by the aforementioned investors.

Information given in response to each Item of this Statement shall be deemed hereby incorporated by reference in all other Items of this Statement.

Item 1. Security and Issuer.

This Statement relates to the Class A Ordinary Shares of the Issuer. The name of the Issuer is WeRide Inc., a Cayman Islands exempted company. The address of the principal executive offices of the Issuer is: 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou 510005, People’s Republic of China.

Item 2. Identity and Background.

(a)	The names of the Reporting Persons are: (i) Alliance Ventures B.V. (“Alliance”); (ii) Renault s.a.s. (“Renault”); (iii) Renault S.A. (“Renault Parent”); and (iv) Nissan Motor Co., Ltd. (“Nissan”). Alliance, Renault, Renault Parent and Nissan are referred to herein collectively as the “Reporting Persons.” Information regarding each director and executive officer of Alliance is set forth on Schedule I attached hereto. Information regarding each director and executive officer of Renault and Renault Parent is set forth on Schedule II attached hereto. Information regarding each director and executive officer of Nissan is set forth on Schedule III attached hereto.
(b)	The business address of Alliance is: Boeing Avenue 275, 1119 PD, Schiphol-Rijk, The Netherlands. The business address of Renault and Renault Parent is: 122-122 bis Avenue du Général Leclerc, 92100 Boulogne-Billancourt, France. The business address of Nissan is: 1-1, Takashima 1-chome, Nishi-ku, Yokohama, Kanagawa, 220-8686, Japan.
(c)	The principal business of: (i) Alliance is the business of making strategic venture capital investments in early-stage startup companies whose software, products or services are primarily focused on the future of the automative industry as a special purpose vehicle of its shareholders Renault, Nissan and the Mitsubishi Motors Corporation (“Mitsubishi” and, together with Renault and Nissan in their capacities as the shareholders of Alliance, the “Alliance Shareholders”); (ii) each of Renault and Renault Parent is the business of the design, development, production, distribution and financing of automotive vehicles; and (iii) Nissan is the business of developing, manufacturing, selling vehicles and automotive parts and related business.
(d)	In 2018 and 2019, Nissan was indicted by the Tokyo Public Prosecutors’ Office on suspicion of violating the Financial Instruments and Exchange Act of Japan (the “FIEA”) in conjunction with indictments of Nissan’s former representative directors on charges of submitting false annual securities reports. On March 3, 2022, Nissan received from the Tokyo District Court a guilty judgement for the violation of the FIEA (submission of annual securities reports containing false statements) ordering a JPY 200 million penalty. Nissan treated the judgement with upmost seriousness and after careful consideration of the principal penalty and the findings in the judgment, Nissan decided not to appeal, and the judgement has become final with respect to Nissan. None of the other Reporting Persons has, during the past five years, been convicted in a criminal proceeding.
(e)	None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 950915 108	Page 7 of 15

(f)	Alliance is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law. Renault is a simplified joint stock company (société par actions simplifiée) incorporated under the laws of the French Republic. Renault Parent is a public limited company (société anonyme) incorporated under the laws of the French Republic. Nissan is a joint-stock corporation (Kabushiki Kaisha) incorporated under the laws of Japan.

Under Alliance’s governing documents, investment and voting discretion over securities held directly by Alliance is exercised by an Investment Committee composed of nine (9) individuals, acting under the supervision of Alliance’s Management Board, which is composed of two (2) individuals, and Alliance’s Supervisory Board, which is composed of three (3) individuals. The members of the Management Board and Supervisory Board are selected by the Alliance Shareholders and the members of the Investment Committee are appointed by the members of the Management Board, with such resolution being subject to approval of the Supervisory Board.

Renault is a wholly owned subsidiary and holding company of Renault Parent, a publicly traded limited company with its equity securities listed on Euronext Paris, and which is governed by its directors and officers. Nissan is a publicly traded company with its equity securities listed on the Tokyo Stock Exchange, and which is governed by its directors and officers.

Accordingly, the investment and voting power of each of the Reporting Persons is exercised jointly through a committee or other group comprised of more than three (3) individuals acting by majority approval. Therefore, none of the directors, officers, or other committee members of the Reporting Persons may be deemed to beneficially own the Class A Ordinary Shares reported in this Statement.” Similarly, none of the Alliance Shareholders may be deemed to beneficially own the Class A Ordinary Shares reported in this Statement, other than, in the case of Nissan, an aggregate of 18,490,206 Class A Ordinary Shares comprising the Nissan Allocated Shares (as defined below) and, in the case of Renault (and Renault Parent), an aggregate of 10,616,604 Class A Ordinary Shares comprising the Renault Allocated Shares (as defined below).

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering (the “IPO”) of ADSs pursuant to the Issuer’s registration statement on Form F-1 (File No. 333-281054) (as amended, the “Registration Statement”), on October 28, 2024 (the “Closing Date”), the Issuer completed, immediately prior to the closing of the IPO, a series of recapitalization transactions (the “Recapitalization Transactions”) that included the conversion and/or redesignation and reclassification of all its then issued and outstanding ordinary shares and preferred shares into Class A Ordinary Shares on a one-for-one basis (with the exception of certain preferred and ordinary shares held by Tonyhan Limited or Xu Han Limited and by Yanli Holdings Limited or Humber Partners Limited, respectively, which were converted into and/or redesignated and reclassified as Class B ordinary shares, par value USD $0.00001 per share (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), of the Company, on a one-for-one basis) (the “Conversion and Redesignation/Reclassification”).

Other than the Concurrent Private Placement Shares (as defined below), all the Class A Ordinary Shares reported in this Statement were received by Alliance in the Conversion and Redesignation/Reclassification on the Closing Date and without any contributions by the Reporting Persons of any new capital to the Issuer.

On the Closing Date, immediately following the closing of the IPO, Alliance purchased 18,774,193 Class A Ordinary Shares (the “Concurrent Private Placement Shares”) from the Issuer at per share subscription price of approximately US$5.17, for an aggregate subscription price of approximately US$97,000,000, pursuant to a Subscription Agreement, dated July 26, 2024, between the Issuer and Alliance, as amended by Amendment to Subscription Agreement, dated October 21, 2024, between the Issuer and Alliance (as amended, the “Subscription Agreement”).

CUSIP No. 950915 108	Page 8 of 15

Alliance purchased the Class A Ordinary Shares using cash on hand. Alliance’s cash derives from capital investments made from time to time by the Alliance Shareholders. None of the Reporting Persons affirms the existence of a “group” as that term is used in Rule 13d, either individually or collectively with Mitsubishi.

The filing of this Statement shall not be construed as an admission that: (i) Nissan is or has been, for purposes of Sections 13(d) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of (A) the Unallocated Alliance Shares (as defined below) or (B) the Renault Allocated Shares; (ii) Renault is or has been, for purposes of Sections 13(d) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of (A) the Unallocated Alliance Shares or (B) the Nissan Allocated Shares; or (iii) Renault Parent is or has been, for purposes of Sections 13(d) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of (A) the Unallocated Alliance Shares or (B) the Nissan Allocated Shares. Nissan expressly disclaims beneficial ownership of the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and the Renault Allocated Shares, and Renault and Renault Parent each expressly disclaims beneficial ownership of the Unallocated Alliance Shares (except to the extent of its pecuniary interest therein) and the Nissan Allocated Shares.

Any future purchases of Class A Ordinary Shares or ADSs made by the Reporting Persons, as described in Item 4 below, are expected to be made by Alliance using its working capital.

Item 4. Purpose of Transaction.

The Reporting Persons received or acquired the Class A Ordinary Shares disclosed herein based on the belief that the Class A Ordinary Shares, when received or acquired, represented an attractive investment opportunity.

The Reporting Persons intend to communicate with the Issuer’s management and Board of Directors (the “Board”) about a variety of topics relating to the Issuer’s performance, business, operations, and strategic opportunities and governance, including Board composition. Please refer to the discussion in Item 6 under the heading “Nominating and Support Agreement” for additional information on this topic. The full text of Item 6 is hereby incorporated herein by this reference.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Class A Ordinary Shares and the ADSs, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or ADSs, disposing of Class A Ordinary Shares or ADSs, acquiring other financial instruments that are based upon or relate to the value of the Class A Ordinary Shares or ADSs, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Class A Ordinary Shares or ADSs, or proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j), below, of Item 4 of this Statement.

CUSIP No. 950915 108	Page 9 of 15

Except as otherwise disclosed in this Statement, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth below:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s memorandum and articles of association or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate of 768,663,112 Class A Ordinary Shares of the Issuer outstanding, as reported by the Issuer in its final prospectus dated October 24, 2024 (the “Prospectus”) and filed with the United States Securities and Exchange Commission (the “Commission”) on October 25, 2024, after giving effect to the Recapitalization Transactions, the IPO and the Issuer’s concurrent private placements (the “Concurrent Private Placements”) of Class A Ordinary Shares described in the Prospectus on the Closing Date. For avoidance of doubt, the reported percentages include the Class A Ordinary Shares underlying ADSs, assume no exercise by the underwriters of their overallotment option to purchase 1,161,360 additional ADSs representing 3,484,080 Class A Ordinary Shares in the IPO, and the include full subscription of the Concurrent Private Placements.

(a)       As of the Closing Date, the beneficial ownership of each of the Reporting Persons is as follows: (i) Alliance directly beneficially owns an aggregate of 63,680,080 Class A Ordinary Shares, which represents 8.3% of the Issuer’s outstanding Class A Ordinary Shares, and Alliance indirectly beneficially owns no securities of the Issuer; (ii) each of Renault and Renault Parent indirectly beneficially owns an aggregate 10,616,604 Class A Ordinary Shares (the “Renault Allocated Shares”), which represents 1.4% of the Issuer’s outstanding Class A Ordinary Shares, and each directly beneficially owns no securities of the Issuer; and (iii) Nissan indirectly beneficially owns an aggregate 18,490,206 Class A Ordinary Shares (the “Nissan Allocated Shares”), which represents 2.4% of the Issuer’s outstanding Class A Ordinary Shares, and it directly beneficially owns no securities of the Issuer.

(b)

Alliance Direct Beneficial Ownership. The 63,680,080 Class A Ordinary Shares that may be deemed to be beneficially owned by Alliance, pursuant to Rule 13d-3 under the Exchange Act, are held as follows:

CUSIP No. 950915 108	Page 10 of 15

Form of Ownership	Number of Securities	Voting Power	Investment Power
Directly Held Class A Ordinary Shares	34,573,269	Sole	Sole
Directly Held Class A Ordinary Shares	29,106,810(1)	Shared	Shared

(1)	Represents the Nissan Allocated Shares and the Renault Allocated Shares.

Alliance is the holder of record for all of the Class A Ordinary Shares listed in the above table. Alliance shares beneficial ownership of the 18,490,206 Nissan Allocated Shares included in the above table with Nissan, and shares beneficial ownership of the 10,616,604 Renault Allocated Shares included in the above table with Renault and Renault Parent. The remaining 34,573,269 Class A Ordinary Shares beneficially owned directly by Alliance listed in the table above are referred to in this Statement as the “Unallocated Alliance Shares”.

Renault and Renault Parent Indirect Beneficial Ownership. The 10,616,604 Class A Ordinary Shares that may be deemed to be beneficially owned by Renault and Renault Parent, pursuant to Rule 13d-3 under the Exchange Act, are held as follows:

Form of Ownership	Number of Securities	Voting Power	Investment Power
Indirectly Held Class A Ordinary Shares	10,616,604	Shared	Shared

Renault and Renault Parent share beneficial ownership of all of the Class A Ordinary Shares listed in the above table with Alliance. Renault exercises voting and investment power over these Class A Ordinary Shares through Alliance, pursuant to the Side Letter and the Investment Agreements (each as defined below in Item 6).

Each of Renault and Renault Parent disclaims beneficial ownership of (i) the 34,573,269 Unallocated Alliance Shares directly held by Alliance (except to the extent of its pecuniary interest therein) and (ii) the 18,490,206 Nissan Allocated Shares directly held by Alliance for which Nissan exercises voting and investment power through Alliance, pursuant to the Side Letter and the Investment Agreements.

Nissan Indirect Beneficial Ownership. The 18,490,206 Class A Ordinary Shares that may be deemed to be beneficially owned by Nissan, pursuant to Rule 13d-3 under the Exchange Act, are held as follows:

Form of Ownership	Number of Securities	Voting Power	Investment Power
Indirectly Held Class A Ordinary Shares	18,490,206	Shared	Shared

Nissan shares beneficial ownership of all of the Class A Ordinary Shares listed in the above table with Alliance. Nissan exercises voting and investment power over these Class A Ordinary Shares through Alliance, pursuant to the Side Letter and the Investment Agreements.

Nissan disclaims beneficial ownership of (i) the 34,573,269 Unallocated Alliance Shares directly held by Alliance (except to the extent of its pecuniary interest therein) and (ii) the 10,616,604 Renault Allocated Shares directly held by Alliance for which Renault exercises voting and investment power through Alliance, pursuant to the Side Letter and the Investment Agreements.

For the avoidance of doubt, although Mitsubishi holds an investment in Alliance, Mitsubishi is not a member of the Reporting Persons’ 13(d) “group” and is not deemed to beneficially own any of the Class A Ordinary Shares directly held by Alliance (except to the extent of its pecuniary interest in the Unallocated Alliance Shares). Accordingly, Mitsubishi is not a party to this Statement and the Reporting Persons disclaim beneficial ownership of any securities attributable to Mitsubishi pursuant to Rule 13d-4.

CUSIP No. 950915 108	Page 11 of 15

For additional information about the Reporting Persons’ contracts, arrangements, understandings, or relationships with respect to securities of the Issuer, please see Item 6 below. The full text of Item 6 is hereby incorporated herein by this reference.

In addition, by virtue of the Nominating Agreement (as defined below in Item 6) described in Item 6 below, it could be alleged that a “group” has been formed that includes the Reporting Persons, Dr. Tony Xu Han (“Dr. Han”), the Issuer’s founder, Chairman and Chief Executive Officer, and Yan Li (“Dr. Li” and, together with Dr. Han, the “Issuer’s Founders”), the Issuer’s co-founder, director and Chief Technology Officer. Based on information included in the Prospectus, as of the date of the Prospectus and after giving effect to the Recapitalization Transactions, Dr. Han beneficially owns 57,985,986 Class A Ordinary Shares (comprising (i) 16,399,590 Class B Ordinary Shares held by Tonyhan Limited, (ii) 24,850,000 Class B Ordinary Shares held by Xu Han Limited, and (iii) 16,736,396 Class B Ordinary Shares Dr. Han has the right to acquire upon exercise of options within 60 days after the date of the Prospectus, and assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares), and Dr. Li beneficially owns 47,588,765 Class A Ordinary Shares (comprising (i) 16,000,010 Class A Ordinary Shares and Class B Ordinary Shares held by Yanli Holdings Limited, (ii) 24,694,489 Class A Ordinary Shares and Class B Ordinary Shares held by Humber Partners Limited, and (iii) 6,894,266 Class B Ordinary Shares Dr. Li has the right to acquire upon exercise of options within 60 days after the date of the Prospectus, and assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares). Such “group” may be deemed to beneficially own, in the aggregate, 169,254,831 Class A Ordinary Shares (assuming the exercise of options exercisable by the Issuer’s Founders within 60 days of the date of the Prospectus, and assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares), representing 20.0% of Class A Ordinary Shares outstanding. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by the Issuer’s Founders and do not affirm that such a “group” exists. Pursuant to, and to the extent set forth in, the Nominating Agreement, it could be alleged that the Reporting Persons share voting and/or dispositive power with respect to the Class A Ordinary Shares beneficially owned by the Issuer’s Founders. Dr. Han is the Chairman and Chief Executive Officer of the Issuer, he is a Chinese citizen and his address is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. Dr. Li is a director and Chief Technology Officer of the Issuer, he is a Chinese citizen and his address is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. To the knowledge of the Reporting Persons and based on information contained in the Prospectus, (i) Dr. Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Han; Dr. Han is also the sole director of Tonyhan Limited; the registered address of each of Tonyhan Limited and Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands; and (ii) Dr. Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Li; Dr. Li is also the sole director of Yanli Holdings Limited; the registered address of each of Yanli Holdings Limited and Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands. To the knowledge of the Reporting Persons and based on information contained in the Prospectus, during the last five years, neither of the Issuer’s Founders has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. While the Reporting Persons do not concede that the foregoing “group” has been formed or exists, this filing is being made to ensure compliance with the Exchange Act. See the statement or statements on Schedule 13D or 13G (and any amendments thereto) that the Reporting Persons anticipate will be filed by the Issuer’s Founders for additional information.

(c)        In the past sixty (60) days, the Reporting Persons have entered into the transactions involving the Class A Ordinary Shares described in Item 3 above. The full text of Item 3 is hereby incorporated herein by this reference. To the knowledge of the Reporting Persons, in the past sixty (60) days, none of the persons named on Schedule I, Schedule II, or Schedule III has entered into any transactions involving the Class A Ordinary shares.

CUSIP No. 950915 108	Page 12 of 15

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)        Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Alliance Joint Venture Agreement

The Alliance Shareholders have established Alliance as a joint venture to make investments in start-ups active in the automotive industry. On October 2, 2019, the Alliance Shareholders and Alliance entered into that certain Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”), which governs the terms of the Alliance Shareholders’ investment in Alliance. Among other things, the Joint Venture Agreement provides for a Supervisory Board composed of three (3) individuals and each Alliance Shareholder has the right to appoint a director to the Supervisory Board. Decisions regarding Alliance’s investments in target companies are generally reserved for the Supervisory Board and require the unanimous approval of the Supervisory Board.

Side Letter and Investment Agreements

On May 19, 2021, the Alliance Shareholders and Alliance entered into that certain Side Letter Re WeRide Investment (the “Side Letter”), in connection with a purchase by Alliance of certain Series C-1 preferred shares of the Issuer, on July 19, 2024, the Alliance Shareholders and Alliance entered into that certain Investment Agreement Re WeRide Investment (the “First Investment Agreement”), in connection with the purchase by Alliance of the Concurrent Private Placement Shares as well as the purchase by Alliance of certain ordinary shares of the Issuer, and on October 1, 2024, the Alliance Shareholders and Alliance entered into that certain Investment Agreement Re WeRide Investment (the “Second Investment Agreement” and, together with the First Investment Agreement, the “Investment Agreements”). Pursuant to the terms of the Side Letter and the Investment Agreements, Renault bears the sole economic burden and benefit of the Renault Allocated Shares and is entitled to exercise all shareholders’ rights associated with such shares, including, without limitation, by directing Alliance on voting and investment decisions in respect thereof, and Nissan bears the sole economic burden and benefit of the Nissan Allocated Shares and is entitled to exercise all shareholders’ rights associated with such shares, including, without limitation, by directing Alliance on voting and investment decisions in respect thereof. In addition, the Second Investment Agreement provides that, for so long as Alliance has the right to appoint two Alliance Designated Directors (as defined below) pursuant to the Nominating Agreement, each of Renault and Nissan will have the right to select an Alliance Designated Director to be so appointed, and for so long as Alliance has the right to appoint one Alliance Designated Director, either Renault or Nissan will have the right select such Alliance Designated Director to be so appointed, based on which beneficially owns the highest number of Class A Ordinary Shares as between the Renault Allocated Shares and the Nissan Allocated Shares.

Subscription Agreement

Alliance and the Issuer entered into the Subscription Agreement pursuant to which Alliance purchased the Concurrent Private Placement Shares from the Issuer on the Closing Date, at a per share subscription price of approximately US$5.17, for an aggregate subscription price of approximately US$97,000,000. Pursuant to the Subscription Agreement, Alliance agreed to customary transfer restrictions during a 40-day distribution compliance period following the Closing Date. In addition, the Issuer agreed to take certain actions to facilitate Alliance’s conversion of the Concurrent Private Placement Shares into ADSs and the public resale of such ADSs.

CUSIP No. 950915 108	Page 13 of 15

Shareholders Agreement

Alliance, the Issuer, and certain other investors are party to that certain Sixth Amended and Restated Shareholders Agreement (the “Shareholders Agreement”), dated October 29, 2022. Pursuant to the Shareholders Agreement, the Issuer has granted certain registration rights to its shareholders, including certain demand, piggyback and shelf registration rights.

Nominating and Support Agreement

On July 26, 2024, Alliance, the Issuer and the Issuer’s Founders entered into that certain Nominating and Support Agreement (the “Nominating Agreement”). Under the terms of the Nominating Agreement, Alliance has the right to appoint, remove, and replace two (2) directors (the “Alliance Designated Directors”) on the Issuer’s Board, effective upon completion of the IPO. After the Closing Date: (i) in the event Alliance sells shares in the share capital of the Issuer in an amount between 1% and 2% of the Issuer’s then-current fully diluted share capital, then Alliance shall lose the right to nominate one (1) director (the “First Alliance Equity Threshold”); and (ii) in the event Alliance sells shares in the share capital of the Issuer equal to 2% or more of the Issuer’s then-current fully diluted share capital, then Alliance shall lose all rights to nominate directors (together with the First Alliance Equity Threshold, the “Alliance Equity Thresholds”). Pursuant to the Nominating Agreement, Alliance nominated Grégoire de Franqueville and Takao Asami as its initial Alliance Designated Directors. The Issuer’s Founders have agreed, and to cause their affiliated entities, to exercise their director appointment rights under the Company’s memorandum and articles of association and to take all other necessary actions in order to elect the Alliance Designated Directors to the Board, subject to Alliance’s continued compliance with the Alliance Equity Thresholds.

Lock-Up Agreement

On July 26, 2024, in connection with the IPO, Alliance entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Issuer’s underwriters, pursuant to which Alliance agreed not to sell, transfer or dispose of any Class A Ordinary Shares, ADSs, or similar securities of the Issuer, subject to certain exceptions, during the period ending 180 days after the date of the Prospectus.

The foregoing descriptions of the Joint Venture Agreement, the Side Letter, the Investment Agreements, the Shareholders Agreement, the Nominating and Support Agreement, and the Lock Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to this Statement, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement dated as of November 4, 2024, filed herewith

99.2	Amended and Restated Joint Venture Agreement, dated as of October 2, 2019, redacted and filed herewith*

99.3	Side Letter Re WeRide Investment, dated May 19, 2021, redacted and filed herewith*

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99.4	Investment Agreement Re WeRide Investment, dated July 9, 2024, redacted and filed herewith*
99.5	Investment Agreement Re WeRide Investment, dated October 1, 2024, redacted and filed herewith*
99.6	Subscription Agreement by and between WeRide Inc. and Alliance Ventures, B.V., dated July 26, 2024, as amended by Amendment to Subscription Agreement by and between WeRide Inc. and Alliance Ventures, B.V., dated October 21, 2024 (incorporated by reference to Exhibit 10.14 to the Issuer’s registration statement filed on Form F-1, Amendment No. 6, filed with the U.S. Securities and Exchange Commission on October 21, 2024).
99.7	Sixth Amended and Restated Shareholders Agreement, dated October 29, 2022 (incorporated by reference to Exhibit 4.4 to the Issuer’s registration statement filed on Form F-1 with the U.S. Securities and Exchange Commission on July 26, 2024)
99.8	Nominating and Support Agreement, dated as of July 26, 2024 (incorporated by reference to Exhibit 10.15 to the Issuer’s registration statement filed on Form F-1 with the U.S. Securities and Exchange Commission on July 26, 2024)
99.9	Lock-Up Agreement, dated July 26, 2024, filed herewith
99.10	Power of Attorney of Alliance Ventures B.V., in favor of Dina Zilberman, Laurie Blain, Miriam Steinberg and Katherine Schuler, dated September 25, 2024, filed herewith
99.11	Power of Attorney of Nissan Motor Co., Ltd., in favor of Dina Zilberman, Laurie Blain, Miriam Steinberg and Katherine Schuler, dated November 4, 2024, filed herewith

*Certain portions of this exhibit have been omitted and provided separately to the Commission under a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act.

CUSIP No. 950915 108	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 4, 2024	Alliance Ventures B.V.

	By:	/s/ Véronique Sarlat-Depotte
	Name:	Véronique Sarlat-Depotte
	Title:	Chairwoman and Managing Director

Date: November 4, 2024	RENAULT S.A.S.

	By:	/s/ Luca de Meo
	Name:	Luca de Meo
	Title:	President

Date: November 4, 2024	RENAULT S.A.

	By:	/s/ Luca de Meo
	Name:	Luca de Meo
	Title:	CEO

Date: November 4, 2024	NISSAN MOTOR CO., LTD.

	By:	/s/ Makoto Uchida
	Name:	Makoto Uchida
	Title:	President and CEO